SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period February 24, 2004 to March 2, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing Fiscal 2003 Results and Year End Reserves.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH
CORPORATION

March 2, 2004	By:

Name: Gordon M. Anderson
Title: Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES FISCAL 2003 RESULTS AND YEAR END RESERVES

(Calgary, March 1, 2004) /CNW/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust, announced today results for the year ended December 31, 2003.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months ended			Twelve Months ended
	December 31%			December 31%
(thousands, except per unit amounts)	2003	2002	Change	2003	2002	Change
INCOME STATEMENT
Oil and gas sales	$152,077	$167,918	-9%	$682,795	$482,301	42%
Net Income	$37,335	$25,873 *	44%	$189,297	$56,955 *	232%
Net Income per unit	$0.31	$0.25 *	25%	$1.63	$0.63 *	159%
Distributable cash (1)	$71,469	$67,060	7%	$313,415	$194,458	61%
Actual distributions paid or declared per unit	$0.63	$0.60	5%	$2.68	$2.07	29%
Weighted average number of trust units outstanding	122,326	102,209	20%	115,912	89,923	29%
BALANCE SHEET
Working capital				$12,966	$(36,568)	135%
Property, plant and equipment and other assets				$1,530,359	$1,493,047 *	2%
Long-term debt				$259,300	$316,501	-18%
Unitholders’ equity				$1,159,433	$1,073,164 *	8%
Unitholders’ equity per unit				$9.36	$9.71	-4%
Number of units outstanding at year end				123,874	110,562	12%
DAILY PRODUCTION
Crude oil (barrels)	22,193	25,358	-12%	23,337	19,914	17%
Natural gas (thousands of cubic feet)	117,315	127,391	-8%	119,842	111,713	7%
Natural gas liquids (barrels)	5,907	5,664	4%	5,722	5,252	9%
Total production (BOE) 6:1	47,653	52,253	-9%	49,033	43,785	12%
Change in production (year over year)	-9%	18%		12%	9%
PRODUCTION PROFILE (6:1 conversion)
Crude oil	47%	48%		47%	45%
Natural gas	41%	41%		41%	43%
Natural gas liquids	12%	11%		12%	12%
AVERAGE PRICES
Crude oil (per barrel)	$38.08	$39.91	-5%	$40.64	$38.06	7%
Natural gas (per mcf)	$5.36	$5.16	4%	$6.21	$3.85	61%
Natural gas liquids (per barrel)	$35.45	$30.78	15%	$35.46	$28.11	26%
Average price per BOE 6:1	$34.69	$34.93	-1%	$38.15	$30.18	26%
PROVED PLUS PROBABLE RESERVES (2)
Crude oil (mbbls)				97,360	106,738	-9%
Natural gas (bcf)				412.8	502.3	-18%
Natural gas liquids (mbbls)				18,250	24,354	-25%
Total oil equivalent (mboe)				184,416	214,814	-14%

*	Restated for a retroactive change in accounting policies - see Note 3 to the financial statements.

(1)	See Note 4 to the Financial Statements.

(2)	For 2002 Reserves were Established Reserves which are equivalent to Proved Plus Probable Reserves as reported in 2003.

The following discussion and analysis of financial results should be read in conjunction with the unaudited consolidated financial statements for the year ended December 31, 2003 and is based on information available to February 29, 2004.

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

Conversion and currency

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth has adopted the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). All amounts are stated in Canadian dollars unless otherwise specified.

YEAR 2003 OVERVIEW

Record high commodity prices in 2003, partially offset by a decline in the U.S. dollar relative to the Canadian dollar, and increased production from the acquisition of producing properties in British Columbia in the fourth quarter of 2002, contributed to the strong performance by Pengrowth Energy Trust in 2003.

Highlights

➢	Oil and gas sales increased 42 percent to a record $683 million in 2003 from $482 million in 2002.

➢	Production increased 12 percent to 49,033 boepd in 2003 compared to 43,785 boepd in 2002.

➢	Pengrowth’s average realized commodity price increased 26 percent to $38.15 per boe in 2003, the highest average realized price per boe in the history of the Trust.

➢	On April 23, 2003, Pengrowth closed a US$200 million private debt placement, issuing US$150 million 7-year and US$50 million 10-year term notes at an average interest rate of 5.07 percent. As a result of the increase in the Canadian dollar relative to the U.S. dollar since April 2003, Pengrowth recorded an unrealized foreign exchange gain of $31 million on $U.S. denominated debt.

➢	During 2003 Pengrowth strengthened its financial position. Long term debt was reduced to $259 million at the end of 2003 compared to $317 million at year-end 2002. The long-term debt to debt plus equity ratio was a conservative 0.2 times, as well as having $64 million of cash on the balance sheet at year end.

➢	On July 23, Pengrowth closed a public offering of 8.5 million trust units at $16.95 per unit to raise gross proceeds of $144 million (net equity proceeds of $136 million). These proceeds more than funded total acquisitions in the year of $123 million.

➢	During 2003 Pengrowth acquired an 8.4 percent interest in the Sable Energy Offshore Project (SOEP) on-shore and off-shore facilities, certain significant discovery licences and converted its royalty interest into an 8.4 percent working interest in SOEP, for a total purchase price of $127 million, net of adjustments. As a result of these transactions, in 2004 Pengrowth has eliminated the requirement to pay third party processing fees for the SOEP facilities, which were approximately $30 million per year, prior to acquisition.

➢	Operating costs increased marginally to $8.33 per boe in 2003 from $8.12 per boe in 2002, as a result of increasing costs in the industry, offset in part by reduced processing fees at SOEP following our acquisition of an interest in the SOEP on-shore facilities in May of 2003.

➢	Pengrowth spent a total of $85.7 million on development projects in 2003. These expenditures were funded through the 10 percent holdback from distributions commenced in January 2003, and equity proceeds received from the distribution reinvestment plan (DRIP) and the trust unit option and rights incentive plans.

➢	Net income increased to $189 million in 2003 from $57 million in 2002. Included in 2003 net income is an unrealized foreign exchange gain of $31 million.

➢	Cash distributions to unitholders totaled $313 million or $2.68 per trust unit, an increase of 29 percent from the $2.07 per unit paid to unitholders in 2002.

➢	Year-end proved plus probable reserves declined by 30.4 mmboe as compared to the established reserves reported at year-end 2002 including 17.9 mmboe attributable to production and revisions as announced in a News Release on February 2, 2004.

RESULTS OF OPERATIONS

Production

Average daily production increased 12 percent to 49,033 boe per day in 2003 compared to 43,785 boe per day in 2002. This increase is attributable mainly to the acquisition of Calpine Canada’s British Columbia properties on October 1, 2002, and development activities at some of Pengrowth’s other properties which partially offset normal production declines. 2003 fourth quarter production of 47,653 boepd was 9 percent lower than 2002 fourth quarter production of 52,253 boepd, reflecting the production decline over this period, offset in part by development activities and minor acquisition volumes. Production from the SOEP Alma field which came onstream at the end of November 2003, and incremental gas volumes from new wells drilled at Cessford and Dunvegan near year-end 2003 should have a positive impact on first quarter 2004 production. At this time, Pengrowth is forecasting average 2004 production of approximately 44,000 to 45,000 boepd from our existing properties.

Daily Production volumes	2003	2002	% Change
Crude oil (bbl)	23,337	19,914	+17%
Natural gas (mcf)	119,842	111,713	+7%
Natural gas liquids (bbl)	5,722	5,252	+9%

Total daily sales volumes (boe)	49,033	43,785	+12%

Pricing and Commodity Price Hedging

The increase in U.S. based prices for North American crude oil and natural gas were partially offset by the negative impact of the rising Canadian dollar relative to the U.S. dollar. Pengrowth’s average realized commodity price for 2003 was the highest for any year since inception of the Trust.

Benchmark Pricing	2003	2002	% Change
WTI crude oil ($U.S./bbl)	$30.99	$26.08	+19%
AECO (monthly) natural gas ($/mcf)	$6.70	$4.07	+65%
NYMEX (HH close) natural gas ($US/MMbtu)	$5.39	$3.22	+67%
Currency ($Cdn/$U.S.)	$0.7136	$0.6368	+12%

Pengrowth’s Average Realized Prices
(Adjusted for Hedging)	2003	2002	% Change
Crude oil ($/bbl)	$40.64	$38.06	+7%
Natural gas ($/mcf)	$6.21	$3.85	+61%
Natural gas liquids ($/bbl)	$35.46	$28.11	+26%

Total oil and gas sales ($/boe)	$38.15	$30.18	+26%

Pengrowth’s average crude oil price increased 7 percent in 2003 to $40.64 per barrel compared to $38.06 per barrel in 2002. Although the 2003 average WTI benchmark crude price increased 19 percent to $31.02 per barrel in 2003, much of this increase was offset by the decline in the U.S. dollar relative to the Canadian dollar.

In 2003 Pengrowth had 10,838 bbls per day, or 46 percent of crude oil production hedged at an average price of Cdn$41.41 per bbl. Pengrowth’s hedging program resulted in a total hedging loss on crude oil for the year of $7.8 million or $0.92 per bbl, compared to a loss of $6.1 million or $0.83 per bbl in 2002.

Pengrowth’s average natural gas price increased 61 percent from $3.85 per mcf in 2002 to $6.21 per mcf in 2003. In comparison the average AECO and NYMEX benchmark gas prices increased 65 percent and 67 percent respectively.

Pengrowth sold a total of 30.4 mmcf per day or approximately 26 percent of 2003 natural gas production under fixed price or financial swap contracts, at an average price of $6.60 per mcf and realized a net hedging loss of $16.0 million, or $0.37 per mcf in 2003, compared to a net loss of $1.8 million or $0.04 per mcf in 2002.

Pengrowth’s average price for natural gas liquids (“NGLs”) increased 26 percent to $35.46 in 2003 compared to $28.11 in 2002. Approximately one third of Pengrowth’s NGL production is condensate and pentane for which market prices are impacted more by the price of crude, while prices for propane, butane and ethane, which comprise the balance of Pengrowth’s NGL’s, track more closely with natural gas prices.

Oil and Gas Sales

Oil and Gas Sales	Year ended		Percent
($millions)	2003	2002	Change
Crude oil	$346.2	$276.6	+25%
Natural gas	271.6	156.9	+73%
Natural gas liquids	74.1	53.9	+37%
Less gross overriding royalties	(11.7)	(8.2)	+43%
Gas marketing and brokering income, sulphur	2.6	3.1	-16%

Total Oil and Gas Sales	$682.8	$482.3	+42%

As a result of the 12 percent increase in production volumes, and the 26 percent increase in the average realized price per boe, as discussed above, Pengrowth’s total oil and gas sales reported in 2003 increased by 42 percent to $682.8 million. The following table illustrates in detail the effect of changes in prices and volumes on the components of oil and gas sales.

Oil and Gas Sales - Price and volume analysis
(millions of dollars)	Oil	Gas	NGL	GORR	Other	Total
Year ended December 31, 2002	$276.6	$156.9	$53.9	$(8.2)	$3.1	$482.3
Effect of increase in sales volumes	47.6	11.4	4.8			63.8
Effect of increase in product prices	22.0	103.3	15.4			140.7
Other				(3.5)	(0.5)	(4.0)

Year end December 31, 2003	$346.2	$271.6	$74.1	$(11.7)	$2.6	$682.8

Royalties

Crown royalties, net of incentives and freehold royalties and mineral taxes increased to $114.9 million in 2003 from $80.6 million in 2002. Royalties as a percentage of oil and gas sales were consistent with 2002 at 17 percent. Although the effective royalty rate was somewhat higher for most properties in 2003 due to higher commodity prices, particularly natural gas, this increase was offset by increased injection credits at Judy Creek as a result of higher miscible flood injection costs.

Operating Expenses

Operating expenses increased to $149.0 million in 2003 compared to $129.8 million in 2002, mainly as a result of the B.C. properties acquired in the fourth quarter of 2002, offset to some extent by a reduction of SOEP processing fees, following the acquisition of an interest in the facilities downstream of the Thebaud Central Platform in May 2003. Operating costs per boe increased 3 percent to $8.33 per boe compared to $8.12 per boe in 2002. Higher electricity rates in 2003, an increase in CO2 costs at Weyburn, general cost increases in the industry, and production declines contributed to higher operating costs per boe in 2003, despite cost savings on processing fees of approximately $9.5 million realized as a result of the purchase of the Sable on-shore facilities. 2003 fourth quarter operating costs were $3.0 million lower than the fourth quarter of 2002, due to the reduction of SOEP processing fees in 2003 and some additional costs incurred in the last quarter of 2002. Fourth quarter 2003 operating expenses were $3.2 million higher than the third quarter of 2003, due to a number of factors including additional well workover costs on operated properties, prior period adjustments billed by other operators on non-operated properties, and lower casinghead revenues (which is netted against operating expenses at Judy Creek).

At this time, based on our current property portfolio, Pengrowth’s total operating costs are expected to decline by approximately $10 to $15 million in 2004. This reduction is anticipated as a result of decreased processing fees at SOEP due to the purchase of the SOEP off-shore facilities at the end of December 2003, and the SOEP on-shore facilities in May 2003, offset in part by higher costs at some of our other properties and general cost increases. If we continue to see strong market prices for commodities, there is likely to be continued upward pressure on operating costs, due to factors including increased demand for skilled industry workers as companies expand exploration and development projects, higher fuel costs and higher electricity rates. In order to help mitigate the risk of higher electricity rates, Pengrowth has fixed the price on approximately 20 percent of our estimated operated properties electricity requirements for 2004.

Amortization of Injectants for Miscible Floods

The cost of injectants (primarily ethane and methane) purchased for injection in miscible flood programs is amortized over the period of expected future economic benefit, which is estimated at 30 months. In 2003, the total cost of purchased injectants increased to $23.0 million in 2003 from $15.1 million in 2002. In 2003, $32.5 million was amortized and deducted from distributable cash (2002 – $44.3 million). As at December 31, 2003, Pengrowth had deferred injectant costs of $24.3 million, which will be amortized and charged against distributable cash of future periods.

The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these products for reinjection is included in operating costs. Total injectant costs are expected to increase in 2004 due to higher forecasted prices for natural gas and ethane and increased activity at the Swan Hills flood. The amount of injectants amortized against distributable cash is expected to decline in 2004 as the deferred portion of prior years’ costs has declined.

Interest

Although Pengrowth’s average long term debt was marginally lower in 2003 compared to 2002, interest expense increased to $18.2 million in 2003 from $15.2 million in 2002, reflecting a higher average interest rate on the term debt issued in 2003 compared to floating rates on bank debt in 2002. Also, included in interest expense in 2003 is $2.2 million related to the cancellation of interest rate swaps. These swaps were cancelled after all of Pengrowth’s floating rate debt was either replaced with fixed rate term debt in April of 2003, or repaid with the July 2003 equity proceeds.

The average interest rate on all of Pengrowth’s long term debt outstanding at December 31, 2003 is 5.07 percent and is payable in U.S. dollars and therefore subject to fluctuations in the exchange rate. The Note Payable is non-interest bearing.

Foreign Currency Gains and Losses

Pengrowth recorded a net foreign exchange gain of $29.9 million in 2003, compared to a foreign exchange loss of $0.2 million in 2002. Included in the 2003 net gain of $29.9 million, is $30.9 million unrealized foreign exchange gain related to the U.S. dollar denominated debt. This arises as a result of the increase in the Canadian dollar since the debt was issued in April 2003, from a rate of approximately $0.69 to $0.77 at year end. The balance, a foreign exchange loss of $1.0 million relates mainly to U.S. dollar denominated natural gas sales from SOEP. Pengrowth has hedged the exchange rate on a portion of these U.S. denominated gas sales. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the month following production. As a result of the increase in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent of the differential between the average exchange rate for the month of production and the exchange rate at the date the payments were received on un-hedged gas sales.

General and Administrative

General and administrative expenses (“G&A”) increased to $16.0 million ($0.89 per boe) from $11.0 million ($0.69 per boe) in 2002. G&A costs have increased in 2003 due to a number of factors including an increase in office rent and staffing levels following the acquisition of Calpine’s B.C. properties in October of 2002, and additional costs of administering an expanding unitholder base. Legal and regulatory costs have also increased as a result of listing on the New York Stock Exchange in the second quarter of 2002 and recent changes to regulatory requirements arising from the Sarbanes Oxley Act and similar new or proposed legislation in Canada. Included in 2003 G&A is $0.2 million in non-cash compensation expense related to the estimated fair value of trust unit rights granted in 2003 (see Note 3 and Note 11 to the Financial Statements for details).

Management Fees

Management fees paid to Pengrowth Management Limited (“the Manager”) increased to $10.2 million in 2003 from $6.6 million in 2002. Although the management fee rate decreased effective July 1, 2003, there is an increase in total management fees due to growth in the size of the business and net operating income as management fees are calculated on a percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding).

A new management agreement, which was approved at the annual general meeting on June 17, 2003, was effective July 1, 2003. Under the terms of this agreement, the base fee has been reduced from a sliding scale between 3.5 percent and 2.5 percent, to 2 percent on the first $200 million of net operating income and 1 percent on net operating income over $200 million for the first three year term; acquisition fees have been eliminated, and the manager will receive a ‘performance fee’ if certain performance criteria are met — in particular should returns exceed 8 percent per annum on a three year rolling average basis. The maximum fees, including the performance fee, is limited to 80 percent of the fees that would otherwise have been paid under the old management agreement (including acquisition fees) for the first three years, and 60 percent for the second three years. Management fees for 2003 include a performance fee of $520,000, which represents 80 percent of the amount that would have been earned as an ‘acquisition fee’ under the old agreement, and together with the base fee for the second half of 2003, is equivalent to 80 percent of total fees that would have been earned by the Manager for that period.

Related Party Transactions

Details of related party transactions incurred in 2003 and 2002 are provided in Note 16 to the financial statements. These transactions include the Management fees paid to the Manager, as discussed in the preceding paragraphs. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of Pengrowth Corporation. As discussed above, the management fees paid to the Manager are pursuant to a management agreement which has been approved by the trust unitholders. Mr. Kinnear is not entitled to receive any salary or bonus in his capacity as a director and officer of Pengrowth Corporation.

Related party transactions in 2003 also include $675,692 paid to a firm controlled by the Corporate Secretary of Pengrowth Corporation, Mr. Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Corporate Secretary.

Taxes

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders, and historically, this has been sufficient to reduce taxable income to nil. The recent change to Pengrowth’s distribution approach, whereby approximately 10 percent of funds available for distribution are withheld to fund future capital expenditures, could result in taxable income in the Corporation in the future, however there are, at present, sufficient tax pools available in the Corporation to offset the expected level of income to be retained.

Capital taxes of $1.8 million in 2003 (2002 - $0.5 million) consists of Federal Large Corporations Tax (LCT) of $0.6 million and $1.2 million Saskatchewan Capital Tax and Resource Surcharge. Included in the amount recorded in 2002 is a LCT recovery of $1.3 million related to prior year reassessments. Under new Federal tax legislation passed in 2003, commencing in 2004, the taxable capital threshold will increase to $50 million and the LCT rate will gradually decline and be eliminated completely by 2008.

Depletion and Depreciation

Depletion and depreciation of property, plant and equipment and other assets is provided on the unit of production method based on total proved reserves. The provision for depletion and depreciation increased 32 percent in 2003 to $185.3 million from $140.8 million in 2002 due to a larger depletable asset base and higher depletion rate (production as a percentage of total proved reserves). On a unit of production basis, depletion increased 17 percent to $10.35 per boe in 2003 from $8.81 per boe in 2002. The retroactive application of the new accounting policy for asset retirement obligations required restatement of prior periods, and this resulted in an increase in the 2002 depletion and depreciation rate to $8.81 per boe from $8.69 per boe. The increase in the per boe depletion amount in 2003 reflects the acquisition of the Sable facilities in 2003 without any associated reserves. With respect to the fourth quarter depletion provision, the increase also reflects the reduction in total proved reserves recognized at year end, which increases the depletion rate.

Ceiling Test

In 2003 Pengrowth adopted AcG-16 “Oil and Gas Accounting – Full Cost” a new CICA guideline which replaces AcG-5 “Full Cost Accounting in the Oil and Gas Industry”. AcG-16 includes changes to the way the ceiling test must be calculated, the details of which are provided in Note 2 to the financial statements. Implementation of this guideline had no impact on Pengrowth’s 2003 financial results.

Asset Retirement Obligations

In 2003, the CICA issued Section 3110, “Asset Retirement Obligations” which harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under SFAS 143. Under these standards, the fair value of a liability for asset retirement obligations must be recognized in the period in which it is incurred, and a corresponding asset retirement cost is to be added to the carrying amount of the related asset. The new Canadian standard is effective for fiscal years beginning on or after January 1, 2004 with earlier adoption encouraged. Pengrowth has elected to implement this standard in 2003. As a result of implementation, the liability for future site restoration costs (now called “asset retirement obligations” under the new standard) increased by $41 million and property, plant and equipment increased by $70 million as at December 31, 2003. Opening 2003 unitholders’ equity increased by $19 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative change to the site restoration provision.

Under the previous accounting method for future site restoration costs, the provision for future site restoration costs was made over the life of the oil and gas properties and facilities using the unit of production method. Accretion, as recorded under the new Section 3110, represents the change in the discounted value of the liability due to the passage of time.

Remediation Trust Funds & Remediation and Abandonment Expenses

Pursuant to the purchase of the Judy Creek and Swan Hills properties from Imperial Oil Resources in 1997, Pengrowth established a trust fund to fund certain obligations of these properties. Following the acquisition of a working interest in the Sable facilities in 2003, Pengrowth has also contributed to a trust fund in respect to the future remediation costs of these facilities

Pengrowth takes a pro-active approach to managing our well abandonment and site restoration obligations on our operated properties. Operations personnel have completed a detailed analysis of expected future site restoration and abandonment costs for all of the major operated properties. Pengrowth expects to spend approximately $6 million per year over the next 10 years on remediation and abandonment expenses at operated properties.

Netbacks

Pengrowth recorded an operating netback of $22.17 per boe in 2003 compared to $14.70 in 2002, mainly due to higher average commodity prices in 2003. For the fourth quarter of 2003 the operating netback of $20.43 was higher than the fourth quarter of 2002, mainly due to lower royalties and amortization of injectants.

	Three months ended December 31		Year ended December 31,
Operating netback per boe	2003	2002	2003	2002
Oil and gas sales	$34.69	$34.93	$38.15	$30.18
Crown and freehold royalties	(4.60)	(7.05)	(6.42)	(5.04)
Other income	0.63	0.48	0.59	0.45
Operating costs	(8.91)	(8.74)	(8.33)	(8.12)
Amortization of injectants	(1.38)	(2.12)	(1.82)	(2.77)

Operating Netback	$20.43	$17.50	$22.17	$14.70

Distributions and Taxability of Distributions

Pengrowth paid $313.4 million ($2.68 per unit) in distributions related to 2003 cash flow, compared to $194.5 million ($2.07 per unit) in 2002. This equates to 88 percent of funds generated from operations, compared to 85 percent in 2002.

Commencing with the January 15, 2003 distribution to unitholders, approximately 10 percent of cash available for distribution has been withheld to fund capital expenditures as well as to stabilize monthly distributions. Subject to a limit of 20 percent of gross revenues, as approved by unitholders at the 2002 annual general meeting, the Board of Directors may decide to increase (or decrease) the amount withheld in the future, depending on a number of factors, including future commodity prices, capital expenditure requirements, and the availability of debt and equity capital.

Cash distributions are paid to unitholders on the 15th of the second month following the month of production. Pengrowth Energy Trust paid $2.66 per unit as cash distributions during the 2003 calendar year. For Canadian tax purposes 55.23 percent of these distributions or $1.4692 per unit is taxable income to unitholders for the 2003 tax year. The remaining 44.77 percent or $1.1908 per unit is a tax deferred return of capital which will reduce the unitholder’s cost base of the unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

At December 31, 2003, the trust had unused tax deductions of $10.27 per unit (2002 – $10.64 per unit). At this time, Pengrowth anticipates that approximately 55-60 percent of 2004 distributions will be taxable; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

Non-Resident Ownership

Pengrowth’s ability to continue to qualify as a mutual fund trust is dependent on both the interpretation of the Income Tax Act (Canada) and its level of foreign ownership. The latest ownership report received by Pengrowth dated effective January 31, 2004 indicated that foreign ownership of trust units was less than but approaching 50 percent. The level of foreign ownership of Pengrowth trust units has increased steadily since trust units were listed on the New York Stock Exchange during April 2002 and following the cross-border equity offering of Pengrowth trust units completed in November 2002. Unitholder approval will be sought at Pengrowth’s Annual General

Meeting for amendments to Pengrowth’s trust indenture and other constating documents that will enable the trust to manage foreign ownership levels and continue to maintain the trust primarily for the benefit of Canadian residents while encouraging orderly markets for trust units in Canada and the United States.

Acquisitions and Dispositions

On May 8, 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP natural gas processing facilities downstream of the Thebaud Central Processing Platform for a net purchase price of $57 million. On December 31, 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP offshore platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (“Emera”) and exchanged the royalty interest previously held for a working interest in the SOEP reserves, for a total purchase price of $65 million. As a result of these two transactions, Pengrowth now holds an 8.4 percent working interest in the entire SOEP project. In addition, in June of 2003 Pengrowth acquired interests in eleven significant discovery licenses (“SDL’s”) related to potential future offshore Nova Scotia resources, for $4.5 million.

Capital Expenditures

Pengrowth spent $85.7 million in capital expenditures in 2003 compared to $55.6 million in 2002. In 2004, Pengrowth expects to spend approximately $135 million on development opportunities at our existing properties. The majority of this will be spent at Judy Creek, SOEP, and Monogram.

Capital Expenditures Year ended December 31	2003			2002
($millions)	Development		Total Capital	Total Capital
Property	Drilling	Facilities	Expenditures	Expenditures
Judy Creek	$20.3	$1.2	$21.5	$20.8
SOEP	13.7	1.3	15.0	14.2
Weyburn	5.4	3.3	8.7	2.2
Cessford	6.2	1.0	7.2	—
Oak	4.1	2.0	6.1	0.1
McLeod River	5.6	0.4	6.0	5.1
House Mountain	2.7	0.1	2.8	1.7
Elm	2.4	—	2.4	—
Tupper	1.7	0.1	1.8	—
Other	9.9	4.3	14.2	11.5

Total	$72.0	$13.7	$85.7	$55.6

Review of Development Activities

Operated Properties:

At Judy Creek, 2003 development activity included four producing oil wells, two vertical water injection wells, one horizontal miscible injection well, and two shallow gas wells. The 2004 development plan for Judy Creek includes four horizontal miscible injection wells, up to three oil wells in Judy “A” Pool, and up to three shallow gas wells.

At McLeod River Pengrowth drilled a total of eight wells in 2003 (4.9 net to Pengrowth) — three are producing natural gas wells, one is awaiting tie-in, and the remaining four are currently under evaluation. The 2004 development plan at McLeod River includes 13 new natural gas wells (7.2 wells net to Pengrowth).

In 2003, Pengrowth drilled 10 wells (7.4 net) in Northeast British Columbia. In addition, Pengrowth completed 23 additional farm-out transactions in 2003 on higher risk development lands. These transactions have resulted in 14 new wells drilled and commitments for the drilling of 13 additional wells in 2004. Pengrowth holds gross overriding royalty interests in these farm-out lands – ranging from 0.5 percent to 15 percent. Approximately $17 million of Pengrowth’s 2004 capital budget is targeted for further development opportunities at the B.C. properties.

Non-operated Properties:

At the Sable Offshore Energy Project (SOEP), where Pengrowth now holds an 8.4 percent working interest, the major milestone for 2003 was the successful startup of Alma, the first Tier II field. The Alma platform is located in 67 metres of water and is connected to the SOEP Thebaud central processing platform via a 52-kilometre sub-sea pipeline. The Alma field is currently producing approximately 120 mmcf per day of natural gas and 3,000 barrels per day of condensate and natural gas liquids. With the addition of Alma, average daily production from the SOEP is approximately 500 million cubic feet per day of natural gas and 20,000 barrels per day of associated condensate and natural gas liquids. Natural declines in production are expected to be supplemented by production from South Venture when production starts in late 2004 and the installation of compression in 2006/2007.

SOEP activity for 2004 will be concentrated on the development of South Venture, SOEP compression and future field development.

At the Dunvegan Gas Unit, where Pengrowth holds a 7.98 percent working interest, the operator drilled 13 successful gas wells during the latter part of 2003. The wells are anticipated to commence production at an average gross rate of 1.0 mmcf/d per well. Three wells from the 2003 program were carried over and were drilled in January and fourteen existing producers were also re-completed in 2003 with an average anticipated gross incremental rate of 250 mcf/d per well. The operator’s 2004 plans include drilling an additional 24 wells and re-completing 12 existing producers.

At the Monogram Gas Unit, where Pengrowth holds a 53.82 percent working interest, 2004 plans include an extensive infill drilling program of approximately 150 wells along with facility upgrades such as line looping and additional compression.

At Swan Hills Unit #1, three successful wells were drilled in the fourth quarter of 2003 and up to five additional wells are planned for 2004. Other major 2004 projects include a CO2 pilot and additional miscible pattern development. Pengrowth has a 10.45 percent working interest in this unit.

At the Weyburn Unit, where Pengrowth has a 9.75 percent working interest, there are now 32 active CO2 patterns and the operator is proposing to develop an additional 10 patterns in 2004.

At Cessford, Pengrowth participated in a 73 well shallow gas program and also drilled 8 operated wells in the fourth quarter of 2003. Prior to the infill program Pengrowth’s working interest share of production was approximately 650 mcf/d and production had tripled as of year end. Pengrowth holds a 60 percent working interest in the 73 non-operated wells, and an 87.5 percent working interest in the 8 operated wells.

Reserves

Pengrowth reported year-end Proved plus Probable reserves of 184.4 mmboe compared to 214.8 mmboe of Established reserves reported at year end 2002. Most of the decline of 30.4 mmboe relates to 2003 production of 17.9 mmboe, and year-end revisions to SOEP reserves, as previously reported by Pengrowth in a News release on February 2, 2004. Further details of Pengrowth’s 2003 year-end reserves are provided later in this news release.

Pengrowth is now required to comply with the National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves related disclosures. NI 51-101 came into effect on September 30, 2003 and is applicable for financial years ended on or after December 31, 2003. NI 51-101 brought about significant changes in which reporting issuers manage and publicly disclose information relating to their oil and gas reserves, mandates annual disclosure requirements and prescribes new reserve definitions as follows:

Proved reserves (P90) - this is a conservative estimate of remaining reserves. For reported reserves this means there must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

Proved plus Probable (P50) - this is a reasonable estimate of remaining reserves. For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable reserves. The probable reserves will no longer be risked by 50 percent as they are implicitly risked due to the nature of the new definition of reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.

Financial Resources and Liquidity

In 2003, Pengrowth continued its policy of maintaining a conservative capital structure, capitalizing on opportunities to issue new equity when appropriate, while maintaining a high distribution pay-out ratio to unitholders. At year-end 2003, Pengrowth was in a strong financial position, with long term debt to long term debt plus equity ratio of 18 percent. Pengrowth has $235 million in committed credit facilities which is currently reduced by $22 million in letters of credit (reduced from $47 million outstanding at year end 2003). With additional cash and term deposits of $64 million, Pengrowth is well positioned to fund its 2004 development program of $135 million, and to take advantage of acquisition opportunities as they arise.

In 2003, Pengrowth raised a total of $210.2 million net proceeds from new equity — $136.3 million net equity proceeds from an equity issue in July, with the balance coming from the employee trust unit option and trust unit rights plans, and the distribution reinvestment plan.

Pengrowth’s long-term debt at December 31, 2003 was fixed rate term debt denominated in U.S. dollars and translated to $259 million. Due to the increase in the $Cdn/$U.S. exchange rate in 2003, an unrealized gain of $31 million has been recorded since the $US denominated debt was issued in April of 2003.

Pengrowth’s long-term debt decreased by $58 million in fiscal 2003 to $259 million at December 31, 2003. The factors contributing to the change in long-term debt are shown in the following table:

Continuity of Long-term Debt
($millions)	2003	2002
Beginning balance, January 1	$317	$345
Less: Cash provided by operations	(347)	(229)
Net Equity Proceeds	(210)	(382)
Loan payable	(45)	—
Unrealized foreign exchange gain	(31)	—
Property dispositions	(3)	(43)
Add: Distributions	307	171
Property acquisitions	123	392
Capital expenditures	86	56
Increase in cash and term deposits	56	4
Other	6	3

Ending balance, December 31	$259	$317

At December 31, 2003 Pengrowth also had a $45 million non-interest bearing note payable to Emera Offshore Incorporated related to instalments due upon the purchase of the SOEP offshore facilities from Emera on December 31, 2003. The terms of this note are provided in Note 9 to the financial statements.

At December 31, 2003 Pengrowth had cash and term deposits of $64 million, which are available to fund future capital expenditures and/or future acquisitions.

Financial Leverage and Coverage	2003	2002
Distributable cash to interest expense (times)	17	12
Long term debt to distributable cash (times)	0.8	1.6
Long term debt to long term debt plus equity (%)	18	23

Risk Management

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. Commodity price hedges in place at December 31, 2003 are provided in Note 18 to the Financial Statements. Subsequent to year end, Pengrowth has entered into additional contracts and now has the following volumes hedged for 2004:

	Crude Oil		Eastern Natural Gas
		Average		Average
	Volume	Price *	Volume	Price *
	(bbl/d)	(C$/bbl)	(mcf/d)	(C$/mmbtu)
2004	9,500	$38.11	13,830	$6.65

*	before transportation

In addition, subsequent to year-end, Pengrowth has entered into an agreement to purchase 5 MW of electricity from February 1, 2004 to December 31, 2004 at a price of $53.00 per MWH. This constitutes approximately 20 percent of our operated properties electricity requirements for the period.

Trust Unit Information

Pengrowth had 123,873,651 trust units outstanding at December 31, 2003, compared to 110,562,327 trust units at December 31, 2002. The weighted average number of units during the year was 115,912,374 (2002: 89,922,886).

In 2003, Pengrowth raised a total of $210.2 million net proceeds from new equity, issuing a total of 13.3 million additional trust units. On July 23, 2003 Pengrowth completed a public offering of 8.5 million units at $16.95 per unit to raise total gross proceeds of $144.1 million, and net proceeds of $136.3 million. During 2003, 1.5 million units were issued under the DRIP plan at an average price of $15.31 per unit, raising additional equity of $22.2 million, and 3.4 million units were issued under the employee trust unit option and rights plans, at an average price of $15.39 per trust unit, to raise an additional $51.7 million in new equity.

Outlook

Our focus in 2004 continues to be on creating Unitholder value. We successfully accomplished this mission in 2003 delivering distributions of $2.68 per unit and appreciation of trust units in the market place. In 2004 we will again optimize the distributions to our Unitholders within the parameters of maintaining a prudent financial structure and allowing us to act on longer term growth opportunities for our Unitholders.

We will continue in 2004 to strive to accomplish many of the objectives which have successfully grown the business and Unitholders’ value over the years including:

•	Maintaining a balanced property portfolio which includes gas, oil and liquids as well as a mix of operated versus non-operated properties;

•	Growing production and reserves through potentially accretive acquisitions;

•	The continued optimization of our existing properties and either reduce declines or grow production through development drilling, workovers and field optimization strategies;

•	Maintaining a strong focus on operational and technical excellence to reduce developmental risks, maintain relatively low operating costs and maximize netbacks;

•	Actively managing financial risk including reducing the cost of capital for acquisitions and re-investment, maximizing sales prices and managing our credit exposure;

•	Protecting the health and safety of our employees and the public, and preserving the quality of our environment;

•	Continuing to farm out our higher risk undeveloped acreage to exploration companies which allows Pengrowth participation in upside potential with much reduced capital risk to our Unitholders;

•	Utilizing proven and cost effective technologies;

•	Maintaining our commitment to making a positive difference in the community at-large;

•	Seeking to reduce the volatility of returns through market risk management and the acquisition of steady cash flow producing assets such as infrastructure systems, gas plants, gas gathering systems, other infrastructure type assets related to the oil and gas industry.

In 2004 we have the largest planned capital program of the company’s history of $135 million which we will strive to deploy in a manner which enhances value for our Unitholders.

Conference Call and Webcast

Pengrowth will be conducting a conference call and webcast for analysts, brokers, investors and media representatives regarding its 2003 fiscal results at 9:00 A.M. Mountain Standard Time (11:00 A.M. Eastern Standard Time) on Tuesday, March 2, 2004.

Callers may dial 1-800-796-7558 or Toronto local (416) 640-4127 a few minutes prior to start and request the Pengrowth conference call. The call will also be available for replay by dialing 1-877-289-8525 or Toronto local (416) 640-1917 and entering passcode number 21034612 followed by the pound key.

Interested users of the internet are invited to go to:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=722920 or www.pengrowth.com for replay.

PENGROWTH CORPORATION

James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Bob Hodgins, Chief Financial Officer, Calgary E-mail: rbh@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com

Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Stated in thousands of dollars)

	2003	2002
	(unaudited)
		(restated*)
ASSETS
CURRENT ASSETS
Cash and term deposits	$64,154	$8,292
Accounts receivable	65,570	41,426
Inventory	699	1,301
Marketable Securities	—	1,906

	130,423	52,925
REMEDIATION TRUST FUNDS (Note 5)	7,392	6,679
DEFERRED CHARGES (Note 12)	5,544	—
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS (Note 7)	1,530,359	1,493,047

	$1,673,718	$1,552,651

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$54,196	$43,092
Distributions payable to unitholders	52,139	45,315
Due to Pengrowth Management Limited (Note 16)	1,122	1,086
Note payable (Note 9)	10,000	—

	117,457	89,493
NOTE PAYABLE (Note 9)	35,000	—
LONG-TERM DEBT (Note 10)	259,300	316,501
ASSET RETIREMENT OBLIGATIONS (Note 8)	102,528	73,493
TRUST UNITHOLDERS’ EQUITY	1,159,433	1,073,164

COMMITMENTS (Note 19)	$1,673,718	$1,552,651

* See Note 3

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2003	2002
	(unaudited)
		(restated*)
REVENUES
Oil and gas sales	$682,795	$482,301
Processing and other income	9,726	6,936
Crown royalties, net of incentives	(108,325)	(73,833)
Freehold royalties and mineral taxes	(6,580)	(6,774)

	577,616	408,630
Interest and other income	840	274

NET REVENUE	578,456	408,904
EXPENSES
Operating	149,032	129,802
Amortization of injectants for miscible floods	32,541	44,330
Interest	18,153	15,213
Foreign exchange loss (gain) (Note 13)	(29,911)	182
General and administrative	15,997	10,992
Management and performance fee (Note 16)	10,181	6,567
Capital taxes	1,798	483
Depletion and depreciation	185,270	140,775
Accretion (Note 8)	6,039	3,566

	389,100	351,910

INCOME BEFORE THE FOLLOWING	189,356	56,994
ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	59	39

NET INCOME	$189,297	$56,955

NET INCOME PER UNIT (Note 17) Basic	$1.633	$0.633

Diluted	$1.625	$0.633

*See Note 3

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2003	2002
	(unaudited)
		(restated*)
CASH PROVIDED BY (USED FOR):
OPERATING
Net income	$189,297	$56,955
Items not involving cash Depletion, depreciation and accretion	191,309	144,341
Amortization of injectants	32,541	44,330
Purchase of injectants	(23,037)	(15,107)
Expenditures on remediation	(3,243)	(1,607)
Unrealized foreign exchange gain (Note 13)	(30,940)	—
Trust unit based compensation (Note 11)	189	—
Amortization of deferred charges (Note 12)	204	—
Loss (gain) on sale of marketable securities	94	(176)

Funds generated from operations	356,414	228,736
Changes in non-cash operating working capital (Note 14)	(9,863)	120

Cash provided by operations	346,551	228,856

FINANCING
Distributions	(306,591)	(171,350)
Change in long-term debt	(26,261)	(28,955)
Note payable (Note 9)	41,393	—
Proceeds from issue of trust units	210,198	382,127

	(81,261)	181,822

INVESTING
Expenditures on property acquisitions	(122,964)	(391,761)
Expenditures on property, plant and equipment	(85,718)	(55,631)
Proceeds on property dispositions	2,835	43,153
Deferred charges	(2,141)	—
Change in Remediation Trust Funds	(713)	(209)
Purchase of marketable securities	—	(2,780)
Proceeds from sale of marketable securities	1,812	1,050
Change in non-cash investing working capital (Note 14)	(2,539)	(5)

	(209,428)	(406,183)

CHANGE IN CASH AND TERM DEPOSITS	55,862	4,495
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	8,292	3,797

CASH AND TERM DEPOSITS AT END OF YEAR	$64,154	$8,292

*See Note 3

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF TRUST UNITHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2003	2002
	(unaudited)
		(restated*)
Unitholders’ equity at beginning of year (Note 3)	$1,073,164	$828,540
Units issued, net of issue costs (Note 11)	210,198	382,127
Net income for year	189,297	56,955
Contributed Surplus (Note 11)	189	—
Distributable cash (Note 4)	(313,415)	(194,458)

TRUST UNITHOLDERS’ EQUITY AT END OF YEAR	$1,159,433	$1,073,164

*See Note 3

See accompanying notes to the consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Tabular amounts are stated in thousands of dollars except per unit amounts.)

1.	STRUCTURE OF THE TRUST

Pengrowth Energy Trust (“EnergyTrust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and ComputerShare Investor Services Inc. (“Computershare”). Operations commenced on December 30, 1988. The beneficiaries of EnergyTrust are the holders of trust units (the “unitholders”).

EnergyTrust acquires and holds royalty units issued by the Corporation, which entitles EnergyTrust to the net revenue generated by Corporation’s petroleum and natural gas properties less certain defined charges. In addition, unitholders are entitled to receive the net cash flows from other investments that are held directly by EnergyTrust. EnergyTrust owns approximately 99.9 percent of the royalty units issued by the Corporation.

Pengrowth Management Limited (the “Manager”) is responsible for the management of the business affairs of the Corporation and the administration of EnergyTrust. The Manager owns 9% of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation. The remaining 91% of the common shares of the Corporation are owned by EnergyTrust.

Under the terms of the Royalty Indenture, the Corporation is entitled to retain a 1 percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2003 and 2002, this Residual Interest, as computed, did not result in any income retained by Pengrowth Corporation.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

EnergyTrust’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and they include the accounts of EnergyTrust and the accounts of Corporation (collectively referred to as “Pengrowth”). All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.

EnergyTrust owns 91% of the shares of Corporation and, through the royalty, obtains substantially all the economic benefits of Corporation. In addition, the unitholders of EnergyTrust have the right to elect the majority of the board of directors of Corporation.

Joint Interest Operations

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.

Property Plant and Equipment

Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of acquiring such interests are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The fair value of the future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit-of-production method (see Asset Retirement

Obligation). Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of Pengrowth’s working interest in capital expenditure programs to which overhead fees can be recovered from partners. Overhead fees are not charged on 100 percent owned projects.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Pengrowth places a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Injectant Costs

Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 30 months.

Inventory

Inventories of crude oil, natural gas and natural gas liquids are stated at the lower of cost and net realizable value.

Asset Retirement Obligations

Pengrowth recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Pengrowth has placed cash in segregated remediation trust accounts to fund certain asset retirement obligations for the Judy Creek and Swan Hills properties, and the Sable Offshore Energy Project facilities. Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against distributable cash in the period incurred.

Income Taxes

EnergyTrust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and EnergyTrust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by EnergyTrust in these financial statements.

The Corporation follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Corporation’s financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Trust Unit Compensation Plans

Pengrowth has unit based compensation plans, which are described in Note 11. Compensation expense associated with unit based compensation plans is deferred and recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the unit based compensation at the date of grant using a modified Black-Scholes option pricing model.

Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ equity.

Pengrowth does not have any outstanding unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as expenses and liabilities based on the intrinsic value.

Risk Management

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s practice is not to utilize financial instruments for trading or speculative purposes.

Pengrowth formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

Foreign exchange translation gains and losses on foreign currency exchange swaps used to hedge U.S. dollar denominated gas sales are recognized in income as a component of natural gas sales during the same period as the corresponding hedged position.

Interest rate swap agreements are used as part of Pengrowth’s program to manage the fixed and floating interest rate mix of Pengrowth’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation, amortization of injectants and the asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Earnings per unit

In calculating diluted net income per unit, Pengrowth follows the treasury stock method to determine the dilutive effect of trust unit options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations.

Cash and term deposits

Pengrowth considers term deposits with a maturity of three months or less to be cash equivalents.

Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	CHANGE IN ACCOUNTING POLICIES

Full Cost Accounting Guideline

Effective January 1, 2003, Pengrowth adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities, as outlined in Note 2.

Prior to adopting the new standards, the limit on the aggregate carrying value of the property, plant and equipment and other assets that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved reserves and the cost of major development projects less the estimated future costs for administration, financing, asset retirement obligations and income taxes.

There were no changes to net income, property plant and equipment and other assets or any other reported amounts in the financial statements as a result of adopting the standards.

Asset Retirement Obligation (“ARO”)

Effective January 1, 2002, Pengrowth retroactively adopted, with restatement of prior periods, a new accounting standard relating to asset retirement obligations, as outlined in Note 2. Prior to adopting the standard, Pengrowth recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

As a result of this change, net income for the year ended December 31, 2003 increased $9.3 million. The ARO increased by $41.0 million and property, plant and equipment and other assets, net of accumulated depletion increased by $69.5 million as at December 31, 2003. Opening 2003 unitholders’ equity increased by $19.2 million to reflect the cumulative impact of accretion and depletion expense, net of the cumulative site restoration provision.

The previously reported amounts for 2002 have been restated due to the retroactive application of this new standard. Net income for the year ended December 31, 2002 increased by $7.9 million. The ARO increased by $29.2 million and property, plant and equipment and other assets, net of accumulated depletion increased by $48.4 million as at December 31, 2002. Opening 2002 unitholders’ equity increased by $11.3 million to reflect the cumulative impact of accretion and depletion expense, less the previously recorded cumulative site restoration provision.

There was no impact on Pengrowth’s cash flow as a result of adopting the standard.

Trust Unit Based Compensation Plan

Effective January 1, 2003, Pengrowth prospectively adopted amendments to a Canadian accounting standard relating to recognizing the compensation expense associated with unit based compensation plans, as outlined in Note 2. Under the amended standards, Pengrowth must recognize compensation expense based on the fair value of the trust unit options and rights granted under Pengrowth’s unit based compensation plans. Pengrowth uses a modified Black-Scholes option pricing model to determine the fair value of trust unit based compensation plans at the date of grant.

For trust unit options and rights granted in 2002, Pengrowth elected not to recognize compensation expense but provide pro forma disclosure as if the amended accounting standards were adopted retroactively.

As a result of adopting this amended standard, net income for the year ended December 31, 2003 decreased by $189,000 and contributed surplus increased by $189,000. Net income for 2002 remains unchanged with respect to trust unit options and rights granted in 2002 and the pro forma results are disclosed in Note 11.

4.	DISTRIBUTABLE CASH

There is no standardized measure of Distributable Cash and therefore Distributable Cash, as presented below, may not be comparable to similar measures presented by other trusts.

Net income	$189,297	$56,955
Add (Deduct): Depletion, depreciation and accretion	191,309	144,341
ARO expenses not covered by the trust funds and trust fund contributions	(3,956)	(1,816)
Unrealized foreign exchange gain (Note 13)	(30,940)	—
Non-cash compensation expense	189	—

Distributable cash before withholding	345,899	199,480
Cash withheld to fund capital expenditures	(32,484)	(5,022)

Distributable cash	313,415	194,458
Less: Actual distributions paid or declared	(313,381)	(193,395)

Balance to be distributed	$34	$1,063

Actual distributions paid or declared per unit	$2.680	$2.070

The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time. Distributions are declared payable during the month following the month in which the distributions were earned. Distributions are paid to unitholders on the 15th day of the second month after the distributions are earned.

Pursuant to a Unitholder resolution on April 23, 2002, the Board of Directors of Pengrowth Corporation may elect to retain up to 20% of gross revenues to provide for the payment of future capital expenditures or for the payment of future distributions. Commencing with the January 15, 2003 distribution to unitholders, approximately 10% of funds available for distribution have been withheld. Subject to the limit of 20% of gross revenues approved by unitholders, the Board of Directors may elect to increase (or decrease) the amount withheld in the future.

5.	REMEDIATION TRUST FUNDS

Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.

Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding asset retirement obligations, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. Pengrowth is currently in discussions in respect of required contributions for 2004 and future periods. If an agreement is not reached regarding the changes in the contribution level, the matter may be arbitrated.

Commencing in May 2003, Pengrowth was required, pursuant to various agreements with the Sable Offshore Energy Project (“SOEP”) partners, to make contributions to a remediation trust fund that will be used to fund ARO of the SOEP facilities and properties. Pengrowth has made monthly contributions to the fund of $0.02 per mcf of natural gas production and $0.08 per boe of natural gas liquids production from SOEP. An additional $0.02 per mcf of natural gas production will be required as a result of the acquisitions in December 2003 (see Note 6).

The following summarizes Pengrowth’s trust fund contributions for 2003 and 2002 and Pengrowth’s expenditures on ARO not covered by the trust funds:

	2003	2002
Contributions to Judy Creek Remediation Trust Fund	$910	$893
Contributions to Sable Environmental Restoration Fund	181	—
Expenditures related to Judy Creek Remediation Trust Fund	(378)	(684)

	713	209

Expenditures on ARO not covered by the trust funds	2,865	923
Expenditures on ARO covered by the trust funds	378	684

	3,243	1,607

Total trust fund contributions and ARO expenditures not covered by the trust funds	$3,956	$1,816

6.	ACQUISITIONS

In May 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP processing facilities, downstream of the Thebaud central processing platform, for approximately $57 million.

In June 2003, Pengrowth acquired interests in eleven significant discovery licenses from Nova Scotia Resources (Ventures) Limited (“NSRVL”) for $4.5 million plus a ten percent Net Profits Interest to NSRVL.

In December 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP offshore production platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (“Emera”) for $65 million. The consideration for this acquisition included cash of $20 million and a $45 million note payable over three years (see Note 9).

In conjunction with the December acquisition, Pengrowth exchanged its royalty interest in SOEP for a direct working interest in SOEP.

In October 2002, Pengrowth acquired substantially all of the crude oil and natural gas assets held by Calpine Canada Natural Gas Partnership (“Calpine”) in northern British Columbia for $377.4 million, net of adjustments, with the consideration consisting of cash and the tendering of debt securities of Calpine Corporation and its subsidiaries purchased by Pengrowth on the open market. Also in October 2002, Pengrowth sold to Progress Energy Ltd. for consideration of $25.4 million certain crude oil and natural gas assets acquired from Calpine. The acquisition was accounted for by the purchase method with the results of operations of the acquired assets included in the financial statements from the date of acquisition.

The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations would have been had the Calpine acquisition taken place on January 1, 2002.

2002
(unaudited)
Oil and gas sales	$603,683
Net income	$90,661
Net income per unit:
Basic	$0.847
Diluted	$0.847

7.	PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS

	2003	2002
Property, Plant and Equipment
Property, Plant and Equipment, at cost	$2,281,166	$2,049,080
Accumulated depletion and depreciation	(775,103)	(589,833)

Net book value of property, plant and equipment	1,506,063	1,459,247
Other Assets
Deferred injectant costs	24,296	33,800

Net book value of property, plant and equipment and other assets	$1,530,359	$1,493,047

Property, plant and equipment includes $69.5 million (2002 - $48.4 million), net of accumulated depletion, related to the ARO.

Pengrowth performed a ceiling test calculation at December 31, 2003 to assess the recoverable value of the property, plant and equipment and other assets. The oil and gas future prices are based on the January 1, 2004 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment and other assets at December 31, 2003.

		Foreign	Edmonton Light
	WTI Oil	Exchange	Crude Oil	AECO Gas
Year	($U.S./bbl)	Rate	($Cdn/bbl)	($Cdn/mmbtu)
2004	29.00	0.75	37.75	5.85
2005	26.00	0.75	33.75	5.15
2006	25.00	0.75	32.50	5.00
2007	25.00	0.75	32.50	5.00
2008	25.00	0.75	32.50	5.00
2009 -2014	25.00	0.75	32.50	5.00

Escalate thereafter	1.5% per year		1.5% per year	1.5% per year

8.	ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on Pengrowth’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total asset retirement obligations to be $103 million as at December 31, 2003, based on a total future liability of $352 million. These costs are expected to be made over 51 years with the majority of the costs incurred between 2014 and 2040. Pengrowth’s credit adjusted risk free rate of eight percent and an inflation rate of 1.5 percent were used to calculate the net present value of the asset retirement obligations.

The following reconciles Pengrowth’s asset retirement obligations:

	2003	2002
ARO, beginning of year	$73,493	$42,123
Increase in liabilities during the year related to:
Additions	11,086	29,411
Revisions	15,153	—
Accretion expense	6,039	3,566
Liabilities settled during the year	(3,243)	(1,607)

ARO, end of year	$102,528	$73,493

9.	NOTE PAYABLE

The note payable is due to Emera, in respect of the acquisition of the SOEP facility (Note 6). The note payable is secured by Pengrowth’s working interest in SOEP. The note payable is non-interest bearing with payments due as follows: $10 million on December 30, 2004, $15 million on December 29, 2005, and $20 million on December 31, 2006.

At December 31, 2003, $3.6 million has been recorded as a deferred charge representing the imputed interest on the non-interest bearing note. This amount will be recognized as interest expense over the period outstanding for each individual instalment.

10.	LONG TERM DEBT

	As at	As at
	December 31,	December 31,
	2003	2002
U.S. dollar denominated debt:
$150 million senior unsecured notes at 4.93% due April 2010	$217,680	$—
$50 million senior unsecured notes at 5.47% due April 2013	72,560	—
Unrealized foreign exchange gain on translation	(30,940)	—

	259,300	—
Canadian dollar revolving credit borrowings	—	316,501

	$259,300	$316,501

On April 23, 2003, Pengrowth closed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S.$150 million at 4.93 percent due April 2010 and U.S.$50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. The proceeds from the private placement were used to repay a portion of Pengrowth’s outstanding bank debt. Costs incurred in connection with issuing the notes, in the amount of $2,141,000, are being amortized straight line over the term of the notes (see Note 12).

The Corporation has a $200 million revolving credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. In addition, it has a $35 million demand operating line of credit. The borrowing capacity at December 31, 2003, under these facilities was reduced by outstanding letters of credit in the amount of approximately $47 million. In January 2004, this amount of outstanding letters of credit was reduced by $25 million. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

The credit facility will revolve until June 18, 2004, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility with amounts outstanding under the facility repayable in eight equal quarterly instalments. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments.

11.	TRUST UNITS

The authorized capital of Pengrowth is 500,000,000 trust units.

	2003		2002
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount
Balance, beginning of year	110,562,327	$1,662,726	82,240,069	$1,280,599
Issued for cash	8,500,000	144,075	28,125,000	404,350
Less: issue expenses	—	(7,820)	—	(24,989)
Issued for cash on exercise of trust unit options and rights incentive options	3,358,442	51,701	66,093	871
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	1,452,882	22,242	131,165	1,895

Balance, end of year	123,873,651	$1,872,924	110,562,327	$1,662,726

Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation the right to exchange such royalty unit for an equivalent number of trust units. ComputerShare, as Trustee has reserved 18,940 trust units for such future conversion.

Distribution Reinvestment Plan

The Distribution Reinvestment Plan (“DRIP”) entitles Canadian unitholders to reinvest cash distributions in additional units of EnergyTrust. The DRIP was amended effective January 2003 such that trust units under the amended plan are normally issued from treasury at a 5% discount to the weighted average closing price of all EnergyTrust units traded on the Toronto Stock Exchange and the New York Stock Exchange for the 20 trading days preceding a distribution payment date.

Prior to January 2003, the trust units under the plan were acquired in the open market at prevailing market prices or issued from treasury at the weighted average price of all EnergyTrust units traded on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date.

Trust Unit Option Plan

Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options. Under the terms of the plan, up to 10% of the issued and outstanding trust units to a maximum of 10 million units may be reserved for option and right grants. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary. As at December 31, 2003, options to purchase 2,014,903 trust units were outstanding (2002 – 4,451,131) that expire at various dates to June 28, 2009.

	2003		2002
		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price
Outstanding at beginning of year	4,451,131	$16.78	3,106,635	$17.78
Granted	—	—	1,895,603	15.14
Exercised	(2,374,182)	16.19	(66,093)	13.17
Cancelled	(62,046)	17.17	(485,014)	17.23

Outstanding at year-end	2,014,903	$17.47	4,451,131	$16.78

Exercisable at year-end	1,999,436	$17.48	3,715,271	$17.04

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2003:

	Options Outstanding				Options Exercisable
	Number	Weighted-Average		Weighted-	Number	Weighted-
Range of	Outstanding	Remaining		Average	Exercisable	Average
Exercise Prices	At 12/31/03	Contractual Life		Exercise Price	At 12/31/03	Exercise Price
$12.00 to $14.99	260,893	4.7	years	$13.19	245,426	$13.08
$15.00 to $16.99	235,090	3.7		15.09	235,090	15.09
$17.00 to $17.99	756,545	2.6		17.49	756,545	17.49
$18.00 to $20.50	762,375	2.6		19.64	762,375	19.64

$12.00 to $20.50	2,014,903	3.0		$17.47	1,999,436	$17.48

Employee Trust Unit Rights Incentive Plan

Pengrowth has an Employee Trust Unit Rights Incentive Plan (“Rights Incentive Plan”), pursuant to which rights to acquire Pengrowth trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5% of the net property, plant and equipment at the end of such calendar quarter result in a reduction in the exercise price. Total price reductions calculated for 2003 were $1.47 per trust unit right (2002 - $0.64 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant. As at December 31, 2003, rights to purchase 1,112,140 trust units were outstanding (2002 – 1,964,100) that expire at various dates to October 30, 2008.

	2003		2002
		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	of rights	Exercise price	of rights	Exercise price
Outstanding at beginning of year	1,964,100	$13.29	—	$—
Granted (1)	165,000	16.35	1,964,100	13.61
Exercised	(984,260)	13.49	—	—
Cancelled	(32,700)	12.75	—	—

Outstanding at year-end	1,112,140	$12.20	1,964,100	$13.29

Exercisable at year-end	359,740	$11.92	654,700	$13.29

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

The following table summarizes information about rights incentive options outstanding and exercisable at December 31, 2003:

	Rights Outstanding				Rights Exercisable
	Number	Weighted-			Number	Weighted-
	Outstanding	Average		Weighted-	Exercisable	Average
Range of	At	Remaining		Average	At	Exercise
Exercise Prices	12/31/03	Contractual Life		Exercise Price	12/31/03	Price
$11.00 to $12.99	991,940	3.8	years	$11.80	346,740	$11.76
$13.00 to $14.99	42,300	4.2		14.03	2,500	14.03
$15.00 to $16.99	77,900	4.7		16.32	10,500	16.80

$11.00 to $16.99	1,112,140	3.9		$12.20	359,740	$11.92

Fair Value of Unit Based Compensation

Pengrowth recorded compensation expense and contributed surplus of $189,000 on rights incentive options granted in 2003. The amount of compensation expense was reduced for rights granted on or after January 1, 2003 which were subsequently cancelled prior to vesting.

For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect as if the amended accounting standard had been adopted retroactively. For the year ended December 31, 2003, Pengrowth’s net income would have decreased by $1.6 million for the estimated compensation expense related to the trust unit options and rights granted on or after January 1, 2002.

The following is the pro forma effect of retroactive adoption of the amended accounting standard on trust unit options and rights granted in 2002:

	2003	2002
Net income, as reported	$189,297	$56,955
Compensation expense related to trust unit options granted in 2002	(367)	(899)
Compensation expense related to rights incentive options granted in 2002	(1,279)	(1,561)

Pro forma net income	$187,651	$54,495

	2003	2002
Pro forma net income per unit:
Basic	$1.619	$0.606
Diluted	$1.611	$0.606

The weighted average fair market value of trust unit options granted in 2002 was $0.73 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.4 percent, dividend yield of 13 percent, expected volatility of 27 percent, and expected life of five years.

The fair value of rights incentive options granted in 2003 and 2002 was estimated as 15% of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22%, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

Share Appreciation Rights

On October 15, 2002, all of the 426,000 Share Appreciation Rights (“SAR’s”) held by an officer of Pengrowth were converted into an equal number of options under the Trust Unit Option Plan. These options have a weighted average exercise price of $18.39, are fully vested and have expiry dates ranging from October 15 to December 1, 2004.

The SAR’s granted the right to receive a Payment Amount equal to any increase in the market price of the 426,000 trust units above the exercise price. Pengrowth, at its option, could have satisfied this Payment Amount with either a cash payment or the issue of trust units from treasury based on market prices at the time of exercise. The new standard for stock based compensation required the recognition of compensation expense equal to the amount of the excess of the market price above the exercise price for SAR’s. No compensation cost was recognized for the year ended December 31, 2002.

Trust Unit Savings Plan

Pengrowth has a trust unit savings plan whereby qualifying employees may contribute from one to ten percent of their basic annual salary. Employee contributions are invested in trust units purchased on the open market. Pengrowth matches the employees’ contribution, investing in additional trust units purchased on the open market. Pengrowth’s share of contributions is recorded as compensation expense and amounted to $1,037,063 in 2003 (2002 - $844,213).

Trust Unit Margin Purchase Plan

Pengrowth has a plan whereby the employees and certain consultants of Corporation and the Manager can purchase trust units and finance up to 75% of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.

The Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2003, 2,471,120 trust units were deposited under the plan (2002 – 2,529,698) with a market value of $52.5 million (2002 - $37.3 million) and a corresponding margin loan of $4.8 million (2002 - $11.3 million).

The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35% of the market value of the units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation would be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount of the guarantee at December 31, 2003 was $4.8 million, the fair value of which is estimated to be a nominal amount.

Redemption Rights

Trust units are redeemable at the request of a Unitholder. The redemption right permits Unitholders in the aggregate to redeem a maximum of $25,000 of trust units in a month.

12.	DEFERRED CHARGES

	2003	2002
Imputed interest on note payable (Note 9)	$3,607	$—
U.S. debt issue costs (net of accumulated amortization of $204) (Note 10)	1,937	—

	$5,544	$—

13.	FOREIGN EXCHANGE LOSS (GAIN)

	2003	2002
Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(30,940)	$—
Realized foreign exchange losses	1,029	182

	$(29,911)	$182

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included income.

14.	OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital

	2003	2002
Accounts receivable	$(24,144)	$(13,567)
Inventory	602	1,386
Accounts payable and accrued liabilities	13,643	11,738
Due to Pengrowth Management Limited	36	563

	$(9,863)	$120

Change in Non-Cash Investing Working Capital

	2003	2002
Accounts payable for capital accruals	$(2,539)	$(5)

Cash payments

	2003	2002
Cash payments made for taxes	$1,834	$1,840
Cash payments made for interest	$16,657	$15,400

15.	INCOME TAXES

In 2003, the cost basis for income tax purposes of property, plant and equipment exceeded the net book value by approximately $164 million (2002 - $149 million). A future tax asset of $56 million (2002 - $66 million) has been reduced to nil through a valuation allowance of $56 million (2002- $66 million).

16.	RELATED PARTY TRANSACTIONS

Pengrowth Management Limited provides certain services pursuant to a management agreement for which Pengrowth was charged $695,000 (2002 - $2,474,110) for acquisition fees, $520,000 (2002 – nil) for performance fees and $9,661,349 (2002 – $6,567,055) for a management fee. The law firm controlled by the corporate secretary charged $675,692 (2002 – $698,748) for legal and advisory services provided to Pengrowth by the corporate secretary. The transactions have been recorded at the exchange amount.

17.	AMOUNTS PER UNIT

The per unit amounts for net income are based on weighted average units outstanding for the year. The weighted average units outstanding for 2003 were 115,912,374 units (2002 – 89,922,886 units). In computing diluted net income per unit, 567,335 units were added to the weighted average number of units outstanding during the year ended December 31, 2003 (2002 – 69,398) for the dilutive effect of trust unit options and rights.

18.	FINANCIAL INSTRUMENTS

Interest Rate Risk

On April 23, 2003, Pengrowth completed a U.S. $200 million private placement of fixed rate seven and ten year term notes. Proceeds from the notes were used to pay down existing floating rate bank debt. The interest and principal payments on the term notes are payable in U.S. dollars. Pengrowth had previously fixed the interest rates on $125 million of Canadian bank debt using interest rate swaps. In 2003, Pengrowth terminated these interest rate swaps at a total cost including accrued interest of approximately $2,229,000.

Foreign Currency Exchange Risk

Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below.

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month effective 2003 and 2004. This swap has mitigated a portion of the exchange risk on U.S. dollar denominated gas sales. The estimated fair value of the foreign exchange swap has been determined based on the amount Pengrowth would receive or pay to terminate the contract at year end. At December 31, 2003, the amount Pengrowth would receive to terminate the foreign exchange swap would be Cdn$2,169,000.

Credit Risk

Pengrowth sells a significant portion of its oil and gas to commodity marketers, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties.

As at December 31, 2003, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	Per bbl
2004
Financial:
Jan 1, 2004 – Dec 31, 2004	9,500	WTI (1)	$38.11 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	Per mmbtu
2004
Financial:
Jan 1, 2004 – Dec 31, 2004	5,000	Tetco M3 (1)	$6.90 Cdn
Jan 1, 2004 – Dec 31, 2004	7,000	Transco Z6	$3.90 U.S

(1)	Associated CDN$ / U.S.$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year-end. At December 31, 2003, the amounts Pengrowth would pay to terminate the financial crude oil and natural gas contracts would be $4,401,000 and $9,768,000, respectively.

Fair value of financial instruments

The carrying value of financial instruments included in the balance sheet, other than long term debt, the note payable and remediation trust funds, approximate their fair value due to their short maturity. The fair value of the remediation trust funds at December 31, 2003, was $7,479,000 (2002 - $6,729,000). The fair value of the U.S. denominated debt approximates its carrying value at December 31, 2003, as the rate on the debt did not vary significantly from market rates. The fair value of the note payable approximates its carrying value net of the imputed interest included in deferred charges.

19.	COMMITMENTS

Pengrowth has future commitments under various agreements for oil and natural gas pipeline transportation, the purchase of carbon dioxide and operating leases. The commitment to purchase carbon dioxide arises as a result of Pengrowth’s working interest in the Weyburn CO2 miscible flood project (1).

	2004	2005	2006	2007	2008	Thereafter	Total
Pipeline transportation	$24,041	$23,642	$23,192	$19,448	$19,052	$19,439	$128,814
Capital expenditures	46,242	18,656	17,405	—	—	—	82,303
CO2 purchases	5,372	6,534	5,725	4,830	4,651	30,396	57,508
Other commitments	1,216	1,174	732	358	165	—	3,645

	$76,871	$50,006	$47,054	$24,636	$23,868	$49,835	$272,270

(1)	Contract prices for CO2 are denominated in U.S. dollars and have been translated at the year end foreign exchange rate.

20.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”), as they apply to Pengrowth, are as follows:

a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Prior to 2003, under Canadian GAAP, the “ceiling test” was calculated without application of a discount factor. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At December 31, 2003 and 2002, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation, and amortization will differ in subsequent years.

b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

c)	Effective January 1, 2003, Pengrowth prospectively adopted U.S. standards relating to recognizing the compensation expense associated with unit based compensation plans. Under U.S. GAAP Pengrowth adopted the following:

i)	For trust unit options granted on or after January 1, 2003, the estimated fair value of the options is recognized as an expense over the vesting period. The compensation expense associated with trust unit options granted prior to January 1, 2003 is disclosed on a pro forma basis;

ii)	For rights incentive options granted on or after January 1, 2003, the estimated fair value of the rights, determined using a modified Black-Scholes option pricing model, is recognized as an expense over the vesting period. The compensation expense associated with the rights granted prior to January 1, 2003 is disclosed on a pro forma basis.

The following is the pro forma effect of trust unit options and rights granted prior to January 1, 2003, had the fair value method of accounting been used:

Years ended December 31,	2003	2002
Net income – U.S. GAAP, as reported	$236,181	$73,246
Compensation expense related to trust unit options granted prior to January 1, 2003	(426)	(890)
Compensation expense related to rights incentive options granted prior to January 1, 2003	(1,279)	(337)

Pro forma net income – U.S. GAAP	$234,476	$72,019

Pro forma net income - U.S. GAAP per unit:
Basic	$2.02	$0.80
Diluted	$2.01	$0.80

d)	Marketable securities held by Pengrowth are classified as available-for-sale in accordance with definitions of Statement of Financial Accounting Standards (“SFAS”) 115. Under provisions of this Statement, available-for-sale securities are reported at the fair value, with unrealized holding gains and losses included in comprehensive income and reported as a separate component of unitholders’ equity until realized.

e)	SFAS 130 requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

f)	Effective January 1, 2002, Pengrowth retroactively adopted with restatement of prior periods, a new Canadian accounting standard relating to asset retirement obligations, as outlined in Note 2. Canadian standards are consistent with the requirements under SFAS 143, “Accounting for Asset Retirement Obligations”, except under U.S. GAAP the change was effective January 1, 2003. Under U.S. GAAP, prior periods are not restated for the change in accounting policy and the effect of the change is charged to income, not unitholders’ equity. The effect of the change in accounting policy of $19,225,000 or $0.17 per unit basic and diluted was charged to income in 2003.

The following shows the effect of the change in accounting policy on the 2002 U.S. GAAP financial statements:

As reported:
Net income under U.S. GAAP	$73,246
Net income per unit under U.S. GAAP
Basic	$0.81
Diluted	$0.81
Pro forma amounts assumed SFAS 143 was applied retroactively:
Net income under U.S. GAAP	$81,134
Net income per unit under U.S. GAAP
Basic	$0.90
Diluted	$0.90
ARO Balance beginning of year	$42,123
ARO End of year	$73,493

Prior to January 1, 2003, U.S. GAAP required the provision for abandonment costs to be recorded as a reduction of capital assets.

g)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

At December 31, 2003, $13,869,000 has been recorded as a current liability in respect of the fair value of crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2002, $17,824,000 has been recorded as a liability in respect of fair value of crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. Of the liability, $12,666,000 has been classified as current and $5,158,000 has been classified as long term. These amounts will be amortized against crude oil and natural gas sales over the remaining terms of the related hedges.

At December 31, 2003, $300,000 has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change to net income. At December 31, 2002, $960,000 has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change to net income.

At December 31, 2003, a current asset of $2,169,000 has been recorded in respect of the fair value of a foreign exchange swap outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2002, a liability of $885,000 has been recorded with respect to the fair value of a foreign exchange swap outstanding at year end with a corresponding change in accumulated other comprehensive income. Of this liability, $351,000 has been classified as current and $534,000 has been classified as long term.

In 2003, Pengrowth terminated interest rate swaps at a total cost including accrued interest of $2,229,000. The cost has been recorded as an expense under Canadian GAAP. The unrealized hedging loss recorded in other comprehensive income related to the interest rate swaps, as at December 31, 2002 was $2,116,000.

(h)	In 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46 (Revised) “Consolidation of certain entities that are controlled through financial interests that indicate control (referred to as “variable interests”)”. Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. Adopting the provisions of FIN 46 (Revised) had no impact on the U.S. GAAP financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because the financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of SFAS No. 150 had no impact on the U.S. GAAP financial statements.

Consolidated Statements of Income

Years ended December 31,	2003	2002
Net income for the year, as reported	$189,297	$56,955
Adjustments:
Depletion and depreciation (a)	26,999	26,363
Effect of retroactive application with restatement under Canadian GAAP (f)	—	(7,888)
Compensation expense (c)	—	(1,224)
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (g)	660	(960)

Net income before cumulative effect of change in accounting policy under U.S. GAAP	$216,956	$73,246
Cumulative effect of change in accounting policy (f)	19,225	—

Net income – U.S. GAAP	$236,181	$73,246
Other comprehensive income:
Unrealized gain on available for-sale-securities (d)(e)	—	271
Realized loss on available for-sale-securities (d)(e)	(271)	—
Realized gain on settlement of interest rate swap (e)(g)	2,116	(2,116)
Unrealized hedging gains (losses) (e)(g)	7,009	(20,903)

Comprehensive income – U.S. GAAP	$245,035	$50,498

Net income before cumulative effect of change in accounting accounting policy under U.S. GAAP:
Basic	$1.87	$0.81
Diluted	$1.86	$0.81
Net income – U.S. GAAP
Basic	$2.04	$0.81
Diluted	$2.03	$0.81

Consolidated Balance Sheets

The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

Stated in thousands of Canadian Dollars

	As	Increase
December 31, 2003	Reported	(Decrease)	U.S. GAAP
Assets:
Current portion of unrealized hedging gain (g)	$—	$2,169	$2,169
Capital assets (a)	1,530,359	(242,942)	1,287,417

		$(240,773)

Liabilities:
Accounts payable and accrued liabilities (g)	$54,196	$300	$54,496
Current portion of unrealized hedging loss (g)	—	13,869	13,869
Unitholders’ equity:
Other comprehensive income (e)(g)	—	(11,700)	(11,700)
Trust Unitholders’ Equity (a)	1,159,433	(243,242)	916,191

		$(240,773)

December 31, 2002
Assets:
Marketable securities (d)	$1,906	$271	$2,177
Capital assets (a)(f)	1,493,047	(362,659)	1,130,388

		$(362,388)

Liabilities:
Accounts payable and accrued liabilities (g)	$43,092	$960	$44,052
Current portion of unrealized hedging loss (g)	—	14,462	14,462
Long-term portion of unrealized hedging loss (g)	—	6,363	6,363
Provision for abandonment costs (f)	73,493	(73,493)	—
Unitholders’ equity:
Other comprehensive income (e)(g)	—	(20,554)	(20,554)
Trust Unitholders’ Equity (a)(f)	1,073,164	(290,126)	783,038

		$(362,388)

Additional disclosures required under U.S. GAAP

The components of accounts receivable are as follows:

	December 31,
	2003	2002
Trade	$52,663	$35,148
Prepaids	9,759	5,084
Other	3,148	1,194

	$65,570	$41,426

The components of accounts payable and accrued liabilities are as follows:

	December 31,
	2003	2002
Accounts payable	$41,694	$29,806
Accrued liabilities	12,802	14,246

	$54,496	$44,052

2003 YEAR-END RESERVES INFORMATION

Reserves

Based on an independent engineering evaluation conducted by Gilbert Laustsen Jung Associates Ltd. (GLJ) effective December 31, 2003 and prepared in accordance with National Instrument 51-101, Pengrowth had proved plus probable reserves of 184 mmboe. This decrease of 30 mmboe, as compared to the established reserves reported at year end 2002, includes 18 mmboe attributable to production. It should be noted that under NI 51-101’s revised reserve definitions and standards, proved plus probable reserves now represent a “best estimate” and are comparable to prior year’s established reserves which were defined as proved plus 50% of probable reserves.

Proved producing reserves are estimated at 118 mmboe and represent 64% of proved plus probable reserves and total proved reserves of 149 mmboe account for 81% of proved plus probable reserves. These percentages compare to 61% and 84% respectively for 2002.

Using a 10% discount factor and GLJ January 1, 2004 pricing, the proved producing reserves account for 72% of the proved plus probable value while the total proved reserves account for 83% of the proved plus probable value. Using a 6:1 boe conversion rate for natural gas approximately 53% of Pengrowth’s reserves are crude oil, 10% are NGLs and 37% are natural gas.

Pengrowth is a geographically diversified energy trust with properties located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia. On a proved plus probable reserve basis, the Alberta, British Columbia, offshore Nova Scotia and Saskatchewan holdings account for 67%, 14%, 10% and 9% respectively of reserves reported by GLJ.

Reserves Summary 2003

Company Interest (Working Interest plus Royalty Interest before the deduction of Royalty Burdens Payable)

	Light and			Oil	Oil
	Medium Crude			Equivalent	Equivalent
	Oil	NGLs	Natural Gas	2003	2002
	mbbl	mbbl	bcf	mboe	mboe
Proved Producing	59,677	12,774	273	117,937	130,868
Proved Developed Non Producing	494	237	12	2,680	5,457
Proved Undeveloped	17,867	1,628	54	28,442	45,056

Total Proved	78,038	14,638	338	149,060	181,381

Proved plus Probable*	97,360	18,250	413	184,416	214,814 *

* Established reserves (proved plus 50% probable) category in 2002

Net Interest (Working Interest less Royalties Payable)

	Light and			Oil	Oil
	Medium Crude			Equivalent	Equivalent
	Oil	NGLs	Natural Gas	2003	2002
	mbbl	mbbl	bcf	mboe	mboe
Proved Producing	50,344	9,099	218	95,760	105,604
Proved Developed Non Producing	414	189	9	2,120	4,249
Proved Undeveloped	15,910	1,221	44	24,478	38,244

Total Proved	66,667	10,509	271	122,357	148,096

Proved plus Probable*	83,173	13,138	328	151,060	174,447 *

* Established reserves (proved plus 50% probable) category in 2002

Reserve Reconciliation

There has been a reduction of 15.3 mmboes or 7.1% of the established company interest reported by GLJ for December 31, 2002. The majority of this reserve revision, 85% is attributable to Pengrowth’s 8.4% working interest in the Sable Offshore Energy Project. GLJ’s estimate of reserves for SOEP is consistent with the reduction in SOEP reserves announced by Shell Canada Resources Limited on January 29, 2004. The adjustments are primarily due to the removal of the Glenelg field from current development plans, the exclusion of an undrilled fault block at North Triumph and poorer than anticipated performance from the Venture field.

Pengrowth owns a diversified portfolio of approximately 70 high quality oil and natural gas properties located primarily in the western provinces. This portfolio encompasses long life oil and gas properties with impressive production profiles and minimal reserves revisions as compared to last year’s established reserve estimates.

Reserves Reconciliation 2003

Company Interest Volumes

	Light and			Oil
	Medium Crude			Equivalent
	Oil	NGLs	Natural Gas	2003
	mbbl	mbbl	bcf	mboe
Proved Producing
December 31, 2002	67,478	14,219	295	130,868
Exploration and Development	2,462	271	9	4,190
Revisions	(1,665)	365	13	946
Acquisitions	189	31	0	240
Dispositions	(269)	(23)	(1)	(410)
Production	(8,518)	(2,089)	(44)	(17,897)

December 31, 2003	59,677	12,774	273	117,937

Total Proved
December 31, 2002	90,117	20,592	424	181,381
Exploration and development	1,143	198	8	2,720
Revisions	(4,746)	(4,081)	(50)	(17,214)
Acquisitions	321	42	1	490
Dispositions	(280)	(24)	(1)	(420)
Production	(8,518)	(2,089)	(44)	(17,897)

December 31, 2003	78,038	14,638	338	149,060

Proved plus Probable*
December 31, 2002	106,738	24,354	502	214,814
Exploration and development	1,165	345	7	2,710
Revisions	(2,080)	(4,384)	(52)	(15,321)
Acquisitions	409	52	1	620
Dispositions	(354)	(28)	(1)	(510)
Production	(8,518)	(2,089)	(44)	(17,897)

December 31, 2003	97,360	18,250	413	184,416

*Established reserves (proved plus 50% probable) category in 2002

Reserves Reconciliation 2003

Net After Royalty Volumes

	Light and			Oil
	Medium Crude			Equivalent
	Oil	NGLs	Natural Gas	2003
	mbbl	mbbl	bcf	mboe
Proved Producing
December 31, 2002	56,677	10,085	233	105,612
Exploration and Development	2,076	229	8	3,565
Revisions	(1,676)	465	13	947
Acquisitions	159	26	0	201
Dispositions	(227)	(20)	(1)	(346)
Production	(6,665)	(1,686)	(35)	(14,219)

December 31, 2003	50,344	9,099	218	95,760

Total Proved
December 31, 2002	76,129	15,150	341	148,096
Exploration and development	977	169	7	2,324
Revisions	(3,809)	(3,140)	(42)	(13,904)
Acquisitions	274	36	1	421
Dispositions	(239)	(20)	(1)	(361)
Production	(6,665)	(1,686)	(35)	(14,219)

December 31, 2003	66,667	10,509	271	122,357

Proved plus Probable *
December 31, 2002	89,975	17,858	400	174,450
Exploration and development	995	294	6	2,313
Revisions	(1,180)	(3,352)	(42)	(11,629)
Acquisitions	350	44	1	533
Dispositions	(302)	(20)	(1)	(432)
Production	(6,665)	(1,686)	(35)	(14,219)

December 31, 2003	83,173	13,138	328	151,060

* Established reserves (proved plus 50% probable) category in 2002

Net Present Value (NPV) Summary 2003

GLJ January 1, 2004 escalated prices and costs*

	Undiscounted	Discounted	Discounted	Discounted	Discounted at
	$M	at 8%, $M	at 10%, $M	at 12%, $M	15%, $M
Proved Producing	1,491,076	1,043,772	977,900	921,878	851,784
Proved Developed Non Producing	44,709	23,802	21,015	18,729	15,995
Proved Undeveloped	338,272	163,208	136,436	113,782	85,855

Total Proved	1,874,058	1,230,782	1,135,350	1,054,389	953,634

Proved plus Probable	2,449,737	1,494,527	1,364,573	1,256,198	1,123,523

*Prior to provision for income taxes, interest, debt service charges and general and administrative expenses.

Constant Prices at December 31, 2003*

	Undiscounted	Discounted	Discounted	Discounted	Discounted at
	$M	at 8%, $M	at 10%, $M	at 12%, $M	15%, $M
Proved Producing	2,193,381	1,447,280	1,343,104	1,255,634	1,147,649
Proved Developed Non Producing	58,707	31,624	27,950	24,927	21,302
Proved Undeveloped	510,724	270,132	233,016	201,508	162,506

Total Proved	2,762,812	1,749,036	1,604,070	1,482,069	1,331,457

Proved plus Probable	3,528,223	2,101,733	1,910,709	1,752,020	1,558,575

*Prior to provision for income taxes, interest, debt service charges and general and administrative expenses.

GLJ’s price forecast is shown below:

		Edmonton Light	Natural Gas
	WTI Crude Oil	Crude Oil	at AECO
Year	($US/bbl)	($Cdn/bbl)	($Cdn/mmbtu)
2004	29.00	37.75	5.85
2005	26.00	33.75	5.15
2006	25.00	32.50	5.00
2007	25.00	32.50	5.00
2008	25.00	32.50	5.00
2009	25.00	32.50	5.00
2010	25.00	32.50	5.00
2011	25.00	32.50	5.00
2012	25.00	32.50	5.00
2013	25.00	32.50	5.00
2014	25.00	32.50	5.00
Escalate thereafter	1.5% per year	1.5% per year	1.5% per year

Constant Prices at December 31, 2003

		Edmonton Light	Natural Gas
	WTI Crude Oil	Crude Oil	at AECO
Year	($US/bbl)	($Cdn/bbl)	($Cdn/mmbtu)
2004	32.52	40.81	6.09

Net Asset Value (NAV) at December 31, 2003

In the following table, Pengrowth’s net asset value is measured with reference to the present value of future net cash flows from reserves, as estimated by GLJ. The calculation is shown using both the GLJ escalated price forecast, and constant (year–end 2003) prices.

	GLJ 2004-01	Constant
$Thousands, except per unit amount	Price Forecast	Price Forecast
Value of Proved Plus Probable Reserves discounted at 10%	1,364,573	1,910,709
Undeveloped lands (1)	29,500	29,500
Working Capital (2)	65,105	65,105
Remediation trust fund	7,392	7,392
Long-term debt and Note Payable	(294,300)	(294,300)
Asset Retirement Obligation (3)	(47,837)	(47,837)

Net Asset Value	$1,124,433	$1,670,569
Units Outstanding (000’s)	123,874	123,874

Net Asset value per Unit (4)	$9.08	$13.49

(1)	Pengrowth’s internal estimate

(2)	Working capital excludes distributions payable

(3)	The Asset Retirement Obligation (ARO) is based on the same methodology used to calculate the ARO on Pengrowth’s year end financial statements, except that the future expected ARO costs were discounted at 10% and $36.4 million related to well abandonment was deducted as that amount had been included in the GLJ report.

(4)	Based on 123.9 million units outstanding at year-end.

Reserve Life Index (RLI)

Pengrowth’s proved RLI decreased from 10.0 years to 8.9 years and the proved plus probable RLI of 10.6 years can be compared to last year’s established value of 11.6 years.

Reserve Life Index	2003	2002	2001
Total Proved	8.9	10.0	11.7
Proved plus Probable (Established reserves prior to 2003)	10.6	11.6	13.6

Development

During 2003 Pengrowth spent $85.7 million on development and optimization activities. The largest expenditures relate to Judy Creek ($21.5 million), SOEP ($15 million), Weyburn ($8.7 million), Cessford ($7.2 million) and Oak ($6.1 million). Pengrowth does not typically participate in exploration activities and in 2003 most of the capital spent on development was directed towards arresting production declines and not finding new reserves.

In Judy Creek the 2003 activities were focused on drilling four infill producers and one horizontal miscible injector, pattern optimization and exploitation of the shallower gas horizons occurred with the drilling of two gas wells. These initiatives resulted in the addition of 1.1 mmboe to proved producing company interest reserves.

The majority of the SOEP expenditures were directed towards the construction of the Tier II Alma and South Venture platforms. An exploration well was also drilled and abandoned in the Glenelg field in 2003 The Alma platform was tied back to the Thebaud platform in October 2003 and the field came on stream in November 2003 at a rate of 120 mmcf/d. An additional development well is planned for Alma in 2005. In South Venture, one development well was drilled in 2002 and completion is scheduled to occur this year along with the drilling of two additional wells. Production is expected to commence from South Venture in early 2005.

In Weyburn the majority of the capital was directed towards expansion of the CO2 miscible flood. As of late 2003 the CO2 flood had attained gross incremental production rates of 8,800 boepd, or 40% of the total daily production.

In the third quarter of 2003, at Cessford, Pengrowth participated in a 73 shallow gas well drilling program operated by EOG and operated an additional 8 wells. Extensive upgrades were made to the field infrastructure to handle the production additions anticipated for 2004. The program resulted in incremental company interest proved producing gas reserves of approximately 4 bcf (655 mboe).

     In the Oak property capital was spent on a butane blending project, implementation of a new waterflood and the drilling of two Baldonnel gas wells.

Acquisitions

In 2003, Pengrowth’s acquisition activities centered on acquiring facility interests in SOEP. In May 2003, Pengrowth acquired an 8.4% working interest in all the SOEP facilities downstream of the Thebaud platform for $57 million. This transaction reduced Pengrowth’s combined operating costs by $0.89/boe of production, or more than 10%.

In October 2003, Pengrowth acquired Emera’s 8.4% interest in the SOEP offshore facilities transforming Pengrowth’s royalty interest into a full working interest. The transaction was valued at $65 million payable in installments through year end 2006. This acquisition eliminated the remaining third party processing fees and reduced Pengrowth’s operating costs by a further $0.81 per boe of production.

The cost reductions associated with the two transactions have had a significant impact on the operating netbacks for SOEP. This improvement is anticipated to increase distributions to unitholders by $0.05 per unit over each of the next five years.

Total Future Net Revenue (Undiscounted)

GLJ January 1, 2004 escalated pricing:

						Future Net
						Revenue
				Capital		Before
	Revenue	Royalties	Operating	Development	Abandonment*	Income Tax,
	$M	$M	Costs, $M	Costs, $M	Costs, $M	$M
Proved Producing	3,678,957	657,999	1,299,360	142,945	87,576	1,491,076
Proved Developed Non Producing	79,042	14,743	14,838	4,362	390	44,709
Proved Undeveloped	1,065,666	127,942	395,899	198,612	4,940	338,272

Total Proved	4,823,665	800,685	1,710,096	345,920	92,906	1,874,058

Total Probable	1,226,044	216,008	374,956	52,389	7,013	575,679

Proved plus Probable	6,049,709	1,016,693	2,085,052	398,309	99,918	2,449,737

Constant Price at December 31, 2003:

						Future Net
						Revenue
				Capital		Before
	Revenue	Royalties	Operating	Development	Abandonment*	Income Tax,
	$M	$M	Costs, $M	Costs, $M	Costs, $M	$M
Proved Producing	4,444,224	847,762	1,191,200	138,790	73,125	2,193,381
Proved Developed Non Producing	94,544	18,471	12,932	4,109	325	58,707
Proved Undeveloped	1,278,144	210,497	360,503	193,371	3,049	510,724

Total Proved	5,816,911	1,076,730	1,564,602	336,270	76,499	2,762,812

Total Probable	1,359,265	277,562	265,976	47,860	2,456	765,411

Proved plus Probable	7,176,177	1,354,292	1,830,578	384,130	78,955	3,528,222

* Downhole abandonment costs